Exhibit 99.1

Stock Symbols: TSX: QC
NYSE Amex/AIM: QCC

QUEST CAPITAL CORP. POSITIONS FOR NEW MARKET REALITIES WITH
ADDITIONAL MEASURES TO PROTECT SHAREHOLDER VALUE

Annualized Overhead Costs Reduced 20%
$30 Million in Loan Syndications Completed
Amendment to Credit Agreement Finalized

Vancouver, British Columbia (May 4, 2009): Quest Capital Corp. (TSX:QC, AIM and NYSE-AMEX:QCC) (“Quest” or the “Company”) today announced measures intended to reduce its overhead costs, refocus its management team, strengthen its balance sheet, monetize its real estate loan portfolio, and preserve shareholder value.

These measures are being implemented in response to current economic volatility and credit market weakness which began affecting certain components of the Company’s loan portfolio during the last half of 2008 and which resulted in the first loan losses the Company has experienced in many quarters.

Measures announced today include:

•	closing of the Company’s Toronto office and concentration of Quest’s operations in its Vancouver head office
•	reducing employee count
•	reducing executive salaries
•	streamlining Quest’s executive team
•	bolstering the Company’s remediation team to assist in monetizing the loan portfolio, and
•	the intention to cancel trading on the AIM market of the London Stock Exchange

The estimated one-time cost of implementing these actions is $1.5 million ($0.01 per share) and will be charged against second quarter 2009 results. Expected annualized overhead cost (non-interest expense) savings amounting to $1.7 million will commence in the second quarter 2009 and are expected to benefit the Company in subsequent financial periods.

“Our operating goals for the current year include repaying our bank debt completely, reducing costs and preserving shareholder value” said Stephen Coffey, President and CEO. “Today’s actions are consistent with these stated objectives. The closure of the Toronto office, the streamlining of the executive team, the reduction in employee count and the intention to cancel our AIM listing all help to save costs, while additions to our loan remediation team bolster our ability to deal with our key operating goals of curing problem loans and monetizing the loan portfolio.”

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624

Syndication and Debt Reduction

Quest also announced that it has recently completed a $30 million syndication of a portion of its loan portfolio. This syndication has been effected through a structure involving senior and subordinated positions, the syndicate partners taking the senior position and Quest the subordinated position. The proceeds that Quest received from this syndication have been used to pay down the Company’s bank debt.

As a result of actions taken in late 2008 and to date in 2009, the Company has reduced its bank debt to $16 million as of today’s date from $51 million at December 31, 2008 and $79 million at September 30, 2008.

It is expected that the aforementioned measures will assist the Company in eliminating its bank debt by the end of 2009. At that juncture, the Company’s assets will be financed entirely by common and preferred share equity. As at December 31, 2008, common and preferred share equity totalled $331 million, with common equity accounting for 88% of the total.

Credit Agreement

The Company has sought and successfully obtained an amendment to its current credit agreement from its banking syndicate. The deletion of a covenant relating to a rolling four quarter EBITDA test eliminates the potential for an event of default relating to this covenant.

Shareholder Value

At December 31, 2008, book value per share was $1.98, the same as a year earlier. The measures announced today to reduce costs and eliminate bank debt by year end are intended to sustain shareholder value through the preservation of the Company’s book value during the current difficult financial and economic conditions.

Management Changes

As a result of Quest delaying indefinitely its application for a deposit-taking license and in order to focus exclusively on problem loan remediation, the Company will also be implementing several management changes at the time of its May 2009 annual meeting of shareholders:

•	Brian Bayley, currently Co-Chair of Quest, will resume his duties as the President and CEO of the Company. Mr. Bayley served as the President from 2003 to 2007 and as CEO from 2003 to early 2008.

•	A. Murray Sinclair, currently Co-Chair of Quest, will become Chairman. Mr. Sinclair has served as Co-Chair since 2008 and from 2002 to 2007 was Managing Director of the Company.

Mr. Coffey has advised the Company that he will not stand for re-election as a Director at the upcoming Annual General Meeting and will step-down as President and CEO effective May 21, 2009. Mr. Sinclair stated, “We sincerely thank Stephen for his contributions during his tenure as President and CEO and for guiding the Company through this realignment phase.”

Kenneth Gordon, formerly Chief Operating Officer, is no longer with Quest. Mr. Coffey commented, “We thank Ken for his contributions to the Company and wish him well in the future.”

Mr. Sinclair added: “We are confident that the streamlined management team, in conjunction with the measures announced today, will be successful in sustaining shareholder value and meeting the challenges inherent in the current economic and financial environment.”

Annual Meeting

The Company will hold its Annual General Meeting of shareholders on Thursday, May 21 at 2:30 pm EDS at the TSX Broadcast Centre in Toronto. The Company’s Notice of Meeting and Management Proxy Circular have now been filed with securities administrators and are available on the Company’s website.

Further information relating to the cancellation of Quest’s shares from trading on AIM will be noted in due course.

About Quest
Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially-oriented mortgages.  For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com.

Contacts in Canada Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624 A. Murray Sinclair, Co-Chair (P): (604) 687-8378 (F): (604) 682-3941	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Ryan Cohen (P): 011 44 20 7050 6500

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.